Filed by Chardan NexTech Acquisition 2 Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.
Commission File No.: 001-40730

Dragonfly Energy Corp. Combination with Chardan NexTech Acquisition 2 Corp.

Investor Conference Call Transcript

May 16, 2022

Operator

Good morning, and welcome to the Dragonfly and Chardan NexTech Acquisition 2 Corp. investor conference call.

I want to remind everyone that this call may contain forward-looking statements including, but not limited to, Dragonfly and CNTQ expectations or predictions on financial and business performance and conditions, expectations, or assumptions in consummating the business combination between the parties, and product development and performance. This also includes, but is not limited to, the timing of development milestones, competitive and industry outlook, and the timing and completion of the business combination. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and are not a guarantee of performance. I encourage you to read the press release issued today and CNTQ’s filings with the SEC which include a copy of the investor presentation for a discussion of the risks that can affect the business combination, Dragonfly’s business, and the business of the combined company after completion of the proposed business combination.

CNTQ and Dragonfly are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

I will now turn the call over to Jonas Grossman. Please go ahead, sir.

Jonas Grossman – CEO & Director, Chardan NexTech Acquisition 2 Corp.

It is a pleasure to be here, and thanks to everyone for joining us today.

I am Jonas Grossman, CEO and Director of Chardan NexTech Acquisition 2 Corp.

Chardan NexTech Acquisition 2 Corp. is Chardan’s seventh managed SPAC and 15th sponsored SPAC. We have been involved as a principal, underwriter and advisor in the business for over 20 years. We believe our experience positions us well to identify and execute a successful capital markets outcome for shareholders.

Chardan NexTech Acquisition 2 Corp. completed its $126.5 million initial public offering on August 13th, 2021, and it currently trades on the Nasdaq under the symbol ‘CNTQ’. We sought to partner with a company that focuses on disruptive technologies, and one area of particular interest given its ability to deliver the long-term value creation was energy storage technologies. When we met the Dragonfly Energy team we knew we had found a unique opportunity that would allow us to best deliver on this strategy. There were two key elements which attracted us to Dragonfly: 1) its mission to become a critical player in the transition to grid level renewable energy, and 2) its existing lithium-ion battery storage business which has a track record of rapid growth and consistent profitability.

To touch on Dragonfly’s existing business, the Company is delivering an environmentally impactful solution to solve intermittency in a number of end markets that have historically used lead acid batteries. Since its first sales in 2017, Dragonfly has produced highly innovative products driving a strong and loyal customer base of both consumers and enterprises. Dragonfly profitably generated $78 million of revenue in 2021 with strong visibility to future sales, highlighting the breadth and depth of Dragonfly’s customer reach.

Dragonfly’s success has allowed the Company to continue its R&D efforts on the next generation of lithium-ion batteries, which are intended to be all-solid-state. We believe this disruptive solid-state battery technology will be a game changer. These batteries are expected to enable renewable energy sources such as wind and solar to become cost competitive with fossil fuels, and represents a potential $85 billion-dollar market opportunity by 2025

To provide a transaction overview: Dragonfly Energy is expected to combine with Chardan NexTech Acquisition 2 Corp., to create a publicly listed energy storage technology company, traded on the Nasdaq under the new ticker ‘DFLI’.

Dragonfly Energy’s pro forma enterprise value is estimated to be $500.1 million. This represents a 2.0x EV to 2023 Revenue multiple, or 32% discount to the median of the peer group. In addition, embedded within the transaction is a strong incentive earn-out structure, with an additional 40 million shares to be released pending the achievement of meaningful financial and share price thresholds. All Dragonfly shareholders are expected to roll over 100% of their equity. In addition to the approximately $128 million-dollars of cash-in-trust, the transaction is supported by an additional $230 million of capital, comprised of a $75 million senior secured term loan led by Energy Impact Partners, and $155 million-dollar from Chardan and its affiliates in the form of a $5 million equity pipe investment and a $150 million equity facility to be available post-close.

The transaction is expected to close in the second half of 2022, with proceeds to be used to fund the acceleration of Dragonfly’s existing business and to commercialize its solid-state technology.

With that, I am very excited to turn things over to Dr. Denis Phares, CEO of Dragonfly Energy.

Dr Denis Phares – Chief Executive Officer, Dragonfly Energy

Thank you, Jonas.

I would also like to express our team’s excitement about this partnership with Chardan NexTech Acquisition 2 Corp. We believe we absolutely found the right partner to help us deliver on our goals.

Dragonfly Energy is a lithium-ion battery technology company and from the beginning, the mission of the Company has been to reduce the cost of energy storage. The costs of renewable energy sources like solar and wind are low enough that they are already cost competitive with generating electricity from burning fossil fuels. However, the intermittency of these sources complicates their widespread deployment onto the electrical grid. The solution is an energy buffer that stores energy when the sun is shining or the wind is blowing, and delivers energy when these sources are inactive. We wanted to make a battery that, when combined with the costs of renewable energy, was still cost competitive with fossil fuels, while being easily distributed, and facilitating the smart grid of the future.

Between where we stand today and the ultimate goal of revolutionizing grid storage, there are numerous markets that would benefit from existing lithium-ion battery technology. A significant portion of these markets rely on traditional lead acid batteries. Lead is toxic, and remains a problem in our environment. Today, approximately 85% of the lead that's consumed globally is used to make lead-acid batteries.

So we took a very unique approach for a technology company. We went to market with existing technology to solve one environmental problem, in order to drive the revenue to fund the development of new technology to solve another environmental problem.

We began by establishing our headquarters in Reno, Nevada. This was by design, as there is a lot of lithium in the ground here, as well as a lot of solar and wind. We went to market with two brands; the first brand, Dragonfly Energy, was reserved for our Original Equipment Manufacturing, or OEM, customers. And the second was a direct-to-consumer, or DTC, retail line of deep cycle lithium-ion battery storage systems that we branded Battle Born Batteries, named after the battle born state of Nevada.

The lead-acid led markets we initially targeted, which included RV, marine and off-grid solar, were ripe for a change. The Battle Born brand really took off quickly. This was due in large part to an educational campaign we ran which informed our customers about the benefits of switching from lead acid to lithium-ion, which not only included safety benefits, but provided additional power and improved performance. Our customers were able to do things they just couldn’t do before. For example, an RV customer could run a hair dryer, an air conditioner. They could wake up in the morning and make coffee using a coffee maker. The increased power meant being able to achieve more, go further, do more, - and our customers loved it.

But along with this extra power came the need for upgrades to the electrical system in general, including accessories like chargers and inverters. And for many applications we wound up selling accessory products to aid in the transition from harmful lead acid batteries to our replacement solutions. And so, Dragonfly and Battle Born also became large resellers of accessories, and now we are full system integrators. As a result, today we are recognized as not only the experts in lithium-ion batteries, but on entire lithium battery systems. The markets we are in now, which include the RV, marine and the off grid solar storage markets, are not small, with a combined $12 billion-dollar annual U.S. TAM.

As our sales grew, we were able to fund our R&D efforts that focused on cell manufacturing innovation. We have a robust patent portfolio, with over 40 granted and pending patents. We have continued to innovate and we have focused our patented manufacturing processes on creating an All-Solid-State-Battery. In pursuit of this we have already begun production of our solid-state cell pilot line, with a goal to start cell manufacturing here in the U.S. over the next 12 to 18 months. And it is worth noting that our future aspirations are not related to electric vehicles. We are focused longer-term on grid storage. We want to make a storage battery that will facilitate the adoption of a smart grid, with a battery deployed in every home or business, on or off the grid. These new storage batteries require low manufacturing costs, long cycle life, and non-flammability, which are all characteristics of our patented All-Solid-State-Battery technology and manufacturing processes. This is fundamentally different than an EV battery which requires fast charge times and extremely high energy density.

Between where we stand today and the ultimate goal of revolutionizing grid storage, there are a lot of markets which are still largely dominated by lead-acid batteries, including telecom, data centers, emergency vehicles, work trucks, forklifts, solar integration projects, and more. When you combine all the markets that are poised to displace lead-acid with lithium-ion in the markets we are focused on, the potential U.S. TAM is expected to expand to a much larger $85 billion-dollars by 2025.

Today Dragonfly is ready to not only further deploy its technology, but is also poised to enter some of these downstream vertical markets I just mentioned. Markets which would benefit from the implementation of our solutions.

And with that, I'm going to Sean Nichols, our Chief Operating Officer, to talk more about our core business.

Sean Nichols – Chief Operating Officer, Dragonfly Energy

Thank you, Denis.

I am the COO here at Dragonfly Energy, where I lead our operations and go-to-market functions. To expand further on what Denis said earlier, lead-acid batteries are an environmental nightmare, and we at Dragonfly Energy have been saying for many years that ‘lead is dead’ because today Dragonfly offers a superior solution to lead-acid in our conventional lithium iron phosphate-based batteries. They are environmentally safe and nontoxic. They last 10 times longer than the incumbent technology, and while our batteries provide two to three times the amount of power in the same amount of space, they are one fifth the weight. Plus, you can charge these batteries up to five times faster than lead-acid, and there's literally zero maintenance.

And today with both our Dragonfly brand, which serves OEM customers, and our direct to consumer Battle Born brand, OEM customers and consumers alike recognize that these batteries cycle thousands of times more than the incumbent lead-acid technology. Both Dragonfly and Battle Born have strong brand recognition and are known for their product quality, reliability and strong customer service.

And at Dragonfly Energy, customer needs and satisfaction have been a key driver of our innovation. We were the very first company to launch cold temperature charging protection in our battery management systems. This was essential to helping our customers protect their investment in our batteries. We took that concept a step further and made a propriety internally heated battery, which has become the standard with our OEM RV partners, and we have several other technology and product innovations planned over the coming quarters.

And we do all this from our operations here in the US. Our factory has come a long way since the two single car garages where we started building our first batteries many years ago. Today, the Company occupies a 99,000 square foot manufacturing facility, which provides additional capacity for growth. We plan to continue to expand our production as needed and estimate that our current facility will allow for over $500 million in manufacturing sales capacity once fully utilized.

Finally, let me take a few moments to discuss our proven go to market strategy. As I mentioned, we decided to utilize a duel branding strategy, launching Dragonfly for the OEM market, and Battle Born Batteries on the direct to consumer side.

Through our namesake brand, Dragonfly, on the OEM side we have built strong brand partnerships with some of the largest RV companies in the world including Thor Industries through their Keystone and Airstream brands, as well as the REV Group through Midwest Automotive and Renegade. In fact, we recently announced that Keystone entered into an exclusive agreement to provide Dragonfly Energy batteries as standard or optional OEM equipment on Keystone RV travel trailers and fifth-wheels. In addition, Dragonfly batteries will be sold for aftermarket purchase exclusively through authorized Keystone RV dealers and service centers.

On the DTC side, through our Battle Born brand, we work with some of the largest dealers and resellers in the industries that we focus on today, which include RV, marine and off-grid markets. And the aftermarket opportunity in marine and RV is huge. For example, there were over 11 million RVs on the road in America as of 2021, and lithium-ion as a whole has only penetrated roughly 10% of that market. The penetration in the marine market by lithium-ion is even lower. So, there remains tremendous growth potential over the near-term in the existing markets we serve.

And we are expanding into new areas, entering the industrial equipment and solar integration markets, as well as focusing on work trucks, and emergency and backup standby power markets; with plans to later move to telecom and data centers.

Every single one of these markets is largely dominated by lead acid batteries today, and every one of them can benefit from our technology. And as Denis stated earlier, longer term we aspire to address grid level storage, meaning distributed on grid storage applications. And we intend to do this with our completely US made, non-flammable, All-Solid-State-Batteries.

I would now like to turn the call over to our Chief Financial Officer, John Marchetti.

John Marchetti – Chief Financial Officer, Dragonfly Energy

Thanks, Sean.

Let me briefly highlight our financials before turning it back to Denis for closing remarks.

Dragonfly has a well-established track record of growth and success. And the company boasts a strong, clear path to future growth sourced from our existing business, as well as additional up-side expected to be provided by our All-Solid-State-Battery technology, which we expect will materialize over the longer term.

In 2021 Dragonfly Energy generated $78 million in revenue, and we currently project revenue to grow to approximately $255 million in 2023.

It’s important to note that our revenue forecast is driven by the expansion within our existing markets, given the investments we have made and are continuing to make to drive growth. The majority of the increased OEM revenue we expect to generate through 2023 is based on existing customer relationships. Importantly, these are not customers that we need to go out and bring on board to the Dragonfly platform. We are confident in our projections because our forecast includes more than a dozen OEM customers that are supplying us with visibility into their build forecasts. And as a result, we think we're taking a fairly conservative approach.

On the DTC side with our Battle Born brand, our growth is really about acceleration, as we expect deeper penetration in existing markets to be augmented by our push into new market adjacencies, all of which continue to be focused on our traditional lead-acid replacement value proposition.

The company also has a proven track record of profitability, generating approximately $9 million of adjusted EBITDA in 2021. We expect to grow our adjusted EBITDA to approximately $41 million in 2023, as the investments we made in 2021 and will continue to make in 2022 will allow us to grow more quickly in our existing markets and as we enter new market adjacencies. In short, our investments should drive faster growth and when combined with our automation and expansion efforts, will provide us with increased scale and expense absorption.

For further information, I encourage you to review our investor presentation in more detail, along with the other transaction-related materials released this morning. With that, let me turn it back over to Denis for some closing remarks.

Dr Denis Phares – Chief Executive Officer, Dragonfly Energy

In conclusion, Dragonfly represents a unique ESG-focused technology opportunity. First, we went to market early and became profitable quickly. Second, we demonstrated the ability to displace an incumbent technology in lead acid batteries, and are poised to displace another in fossil fuel burning power plants. Third, our solid-state technology is chemistry agnostic and centers on manufacturing processes rather than new materials. And finally, we are looking to produce a storage battery, rather than an EV battery. This makes us unique in the Lithium ion battery space.

Thank you all for your time today and we look forward to keeping you informed of our progress over the coming quarters and years.

Operator

That concludes today’s conference call. Thank you for joining. You may now disconnect.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ or Dragonfly, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; and 23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021 and registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, which will be provided in a Current Report on Form 8-K to be filed by CNTQ with the SEC and available at www.sec.gov.

Financial Information; Non-GAAP Measures

Certain financial information and data contained in this communication is unaudited and may not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed relating to the proposed business combination and the proxy statement/prospectus contained therein.

This communication also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA. These non-GAAP financial measures, and other measures that are calculated using these non-GAAP measures, are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Dragonfly’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Dragonfly’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Dragonfly believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Dragonfly’s financial condition and results of operations. CNTQ and Dragonfly believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Dragonfly’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This communication may also include certain projections of non-GAAP financial measures.

Use of Projections

This communication may contain financial forecasts of Dragonfly. Neither Dragonfly’s independent auditors, nor the independent registered public accounting firm of CNTQ, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of future performance of Dragonfly or that actual results will not differ materially from the results presented in the prospective financial information contained in this communication. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication. The inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

This communication relates to a proposed transaction between CNTQ and Dragonfly. CNTQ intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CNTQ stockholders. CNTQ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CNTQ through the website maintained by the SEC at www.sec.gov.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, CNTQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CNTQ’s shareholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents free of charge by directing a written request to CNTQ or Dragonfly. The definitive proxy statement will be mailed to CNTQ’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is and the information contained therein are not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.